Hartman vREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

May 12, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1004
Attn: Stacie Gorman
RE:Hartman vREIT XXI, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to Registration Statement on Form S-11
(File No. 333- 232308)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hartman vREIT XXI, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:00 p.m., Eastern Standard Time, on May 12, 2021 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

In connection with this request for acceleration of the effective date of the above-referenced Registration Statement, the Company acknowledges that (1) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Hartman vREIT XXI, Inc.
/s/ Louis T. Fox III
Louis T. Fox III
Chief Financial Officer

cc:    Aaron C. Hendricson, Alston & Bird LLP